Exhibit 99.1

NANOBIOTIX to Announce Full Year 2021 Financial Results on March 30, 2022

Conference Call and Webcast to be Held at 8:00 A.M. EDT/2:00 P.M CET on March 31, 2022

PARIS & CAMBRIDGE, Mass.--(BUSINESS WIRE)--March 16, 2022--NANOBIOTIX (Euronext: NANO – NASDAQ: NBTX – the ‘‘Company’’)  (Paris:NANO) (NASDAQ:NBTX), a late-stage clinical biotechnology company pioneering physics-based approaches to expand treatment possibilities for patients with cancer, today announces that it will report its financial results for full-year ending December 31, 2021, on Wednesday, March 30, 2022, after the close of the US market.

The announcement will be followed by a conference call and live audio webcast on Thursday, March 31, 2022, at 8:00 AM EDT / 2:00 PM CET, prior to the open of the US market. During the call, Laurent Levy, chief executive officer, and Bart Van Rhijn, chief financial officer, will briefly review the Company’s year-end results and an update on business activities before taking questions from analysts and investors. Investors are invited to email their questions in advance to investors@nanobiotix.com.

Details for the call are as follows:

Dial-In Information:

Live (US/Canada): +16467413167

Live France: +33170700781

Live (international): +44 (0) 2071 928338

Conference ID: 8169783

A live webcast of the call may be accessed by visiting the investors section of the company's website at www.nanobiotix.com. A replay of the webcast will be available shortly after the conclusion of the call and will be archived on the company's website.

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About NBTXR3
NBTXR3 is a novel, potentially first-in-class oncology product, composed of functionalized hafnium oxide nanoparticles that is administered via one-time intratumoral injection and activated by radiotherapy. The product candidate’s physics-based mechanism of action (MoA) is designed to induce significant tumor cell death in the injected tumor when activated by radiotherapy, subsequently triggering adaptive immune response and long-term anti-cancer memory. Given the MoA, Nanobiotix believes that NBTXR3 could be scalable across any solid tumor that can be treated with radiotherapy and across any therapeutic combination, particularly, with immune checkpoint inhibitors.

NBTXR3 is being evaluated in locally advanced head and neck squamous cell carcinoma (HNSCC) as the primary development pathway. The company-sponsored phase I dose escalation and dose expansion study has produced favorable safety data and early signs of efficacy. In February 2020, the United States Food and Drug Administration granted regulatory Fast Track designation for the investigation of NBTXR3 activated by radiation therapy, with or without cetuximab, for the treatment of patients with locally advanced HNSCC who are not eligible for platinum-based chemotherapy.

Nanobiotix has also prioritized an Immuno-Oncology development program—beginning with a Company sponsored phase I clinical study, evaluating NBTXR3 activated by radiotherapy in combination with anti-PD-1 checkpoint inhibitors for patients with locoregional recurrent or recurrent/metastatic HNSCC and for patients with lung or liver metastases from any primary cancer eligible for anti-PD-1 therapy, either naïve or resistant to prior PD-1 (either primary or secondary as per SITC criteria).

Given the Company’s focus areas, and balanced against the scalable potential of NBTXR3, Nanobiotix has engaged in strategic collaborations to expand development of the product candidate in parallel with its priority development pathways. Pursuant to this strategy, in 2019 Nanobiotix entered into a broad, comprehensive clinical research collaboration with The University of Texas MD Anderson Cancer Center to sponsor several phase I and phase II studies to evaluate NBTXR3 across tumor types and therapeutic combinations. In 2021, the Company entered into an additional strategic collaboration agreement with LianBio to support its global phase III study in Asia along with four future registrational studies.

About NANOBIOTIX
Nanobiotix is a late-stage clinical biotechnology company pioneering disruptive, physics-based therapeutic approaches to revolutionize treatment outcomes for millions of patients; supported by people committed to making a difference for humanity. The company’s philosophy is rooted in the concept of pushing past the boundaries of what is known to expand possibilities for human life.

Incorporated in 2003, Nanobiotix is headquartered in Paris, France. The company also has subsidiaries in Cambridge, Massachusetts (United States), France, Spain, Germany and Switzerland.

Nanobiotix has been listed on the regulated market of Euronext in Paris since 2012 and on the Nasdaq Global Select Market in New York City since December 2020.

Nanobiotix is the owner of more than 30 umbrella patents associated with three (3) nanotechnology platforms with applications in 1) oncology; 2) bioavailability and biodistribution; and 3) disorders of the central nervous system. The company's resources are primarily devoted to the development of its lead product candidate– NBTXR3 —which is the product of its proprietary oncology platform and has already achieved market authorization in Europe for the treatment of patients with soft tissue sarcoma under the brand name Hensify®.

For more information about Nanobiotix, visit us at www.nanobiotix.com or follow us on LinkedIn and Twitter.

Contacts

Nanobiotix
Communications Department
Brandon Owens
VP, Communications
+1 (617) 852-4835
contact@nanobiotix.com

Investor Relations Department
Kate McNeil
SVP, Investor Relations
+1 (609) 678-7388
investors@nanobiotix.com

Media Relations
FR – Ulysse Communication
Pierre-Louis Germain
+ 33 (0) 6 64 79 97 51
plgermain@ulysse-communication.com

US – Porter Novelli
Dan Childs
+1 (781) 888-5106
Dan.childs@porternovelli.com